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Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1994

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        National Linen Service Retirement and 401(k)
        Plan for Eligible Management Associates

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December
     31, 1994

     Statements of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       9



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              National Linen Service Retirement and 401(k)
                              Plan for Eligible Management Associates

Date: July 13, 1995           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer
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To the Plan Administrator of
National Linen Service Retirement
and 401(k) Plan for
Eligible Management Associates:


We have audited the accompanying statement of net assets available for benefits of the NATIONAL LINEN SERVICE RETIREMENT AND 401(k) PLAN FOR ELIGIBLE MANAGEMENT ASSOCIATES as of December 31, 1994 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Linen Service Retirement and 401(k) Plan for Eligible Management Associates as of December 31, 1994 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The Fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP
    Arthur Andersen LLP


Atlanta, Georgia
July 5, 1995

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                       NATIONAL LINEN SERVICE RETIREMENT

               AND 401(K) PLAN FOR ELIGIBLE MANAGEMENT ASSOCIATES

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1994








RECEIVABLES:
   Employee contributions ................................... $   89,471
   Employer contributions ...................................      2,896
                                                                  92,367
INVESTMENTS IN NSI DC MASTER TRUST, at market value (Note 1):
   Diversified equity fund ..................................    369,034
   Balanced fund ............................................    316,290
   Stable value fund ........................................    275,350
   NSI stock fund ...........................................    165,790
   Loans to participants ....................................      1,000
                                                               1,127,464
NET ASSETS AVAILABLE FOR BENEFITS ........................... $1,219,831








The accompanying notes are an integral part of this statement.


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                       NATIONAL LINEN SERVICE RETIREMENT

               AND 401(K) PLAN FOR ELIGIBLE MANAGEMENT ASSOCIATES


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994








                             Diversified  Stable   NSI
                  Balanced   Equity       Value    Stock
                  Fund       Fund         Fund     Fund     Other    Total

CONTRIBUTIONS     $ 393,525  $ 461,114  $ 329,464  $150,229  $    0  $1,334,332

NET GAIN FROM
INVESTMENTS IN
THE NSI DC TRUST      8,850      2,106     11,329      (614)      0      21,671

BENEFIT PAYMENTS     (9,112)   (14,797)    (2,751)   (5,945)      0     (32,606)

TRANSFERS TO NLS
ASSOCIATESPLAN/
INTRAPLAN TRANSFERS  (46,678)  (44,529)   (44,916)   31,557   1,000    (103,566)

INCREASE IN NET
ASSETS AVAILABLE
FOR BENEFITS       $ 346,585 $ 403,893   $293,126  $175,227  $1,000  $1,219,831








The accompanying notes are an integral part of this statement.

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                       NATIONAL LINEN SERVICE RETIREMENT

               AND 401(K) PLAN FOR ELIGIBLE MANAGEMENT ASSOCIATES

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


DECEMBER 31, 1994



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the National Linen Service (the "Company") Retirement and 401(k) Plan for Eligible Management Associates (the "Plan") a division of National Service Industries, Inc. ("NSI") are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investment in NSI Defined Contribution Master Trust Fund

The Plan's assets were invested in a Defined Contribution Master Trust Fund ("DC Master Trust"). Investments of the DC Master Trust are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Master Trust guidelines.

Summarized financial information of the DC Master Trust for 1994 is presented as follows:

Interest and dividend income ........................ $   6,119,451
Net appreciation in market value ....................      (387,149)
Expenses ............................................      (221,747)
  Net gain from investments
  in the NSI DC Master Trust ........................ $   5,510,555

Allocation to NSI plans:

National Linen Service Retirement
and 401(k) Plan for Eligible Management Associates .. $      21,671
All other NSI plans .................................     5,488,884
  Total ............................................. $   5,510,555
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NSI DC Master Trust Investments at December 31, 1994:

Equity investment funds ............................. $  66,145,415
Guaranteed investment contracts .....................    52,672,980
Loans receivable ....................................     5,145,365
NSI common stock ....................................     4,925,868
Demand notes ........................................     3,343,227
                                                        132,232,855
Accrued income ......................................        74,167
Receivables .........................................         7,738
Payables ............................................      (149,089)
 Total investments .................................. $ 132,165,671

Allocation to NSI Plans (based on participant balances) at December 31, 1994:

NLS Retirement and 401(k) Plan for Eligible
Management Associates ..................... $  1,127,464      0.85%
All other NSI Plans .......................  131,038,207     99.15
                                            $132,165,671    100.00%

Tax Status

The Plan, effective January 1, 1994, has not received a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1994.

2.  TRUST AGREEMENT

Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust. Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

3. PLAN DESCRIPTION

The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan, effective January 1, 1994, incorporates the required standards under ERISA. The Plan is a voluntary, defined contribution plan covering all nonunion management employees of the Company, who have attained the age of 20.5, with at least six months of service. Participants may contribute between 1% and 10% of before-tax compensation but not to exceed $8,994 (or such larger amount as may be determined by the Secretary of Treasury) for any participant in any calendar year. Contributions are made by the Company in an amount equal to 50% of the

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participant's  contribution;  providing that such contributions do not exceed 4%
of the  participant's  annual  compensation or $500 in a plan year. The total of
these  amounts  can  be  increased  for  any  additional   discretionary  amount
determined by the Board of Directors of NSI.

Nonvested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are used to reduce employer contributions. All expenses of the Plan were paid by the Company during 1994. Vesting of employer contributions occurs on an increasing scale ranging from 10% vesting after two years of service, as defined, to 100% vesting after seven years of service. Participants are always fully vested in their individual contributions.

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, each participant shall be vested with the balance of his account and his proportionate share of any future adjustments or forfeitures.


4.  PLAN INVESTMENT OPTIONS

The separate investment funds made available under the Plan may be changed, eliminated or modified from time to time by the Investment Committee. The separate investment funds offered by the Plan are:

* Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

* Stable Value Fund. This is a fixed income fund which is designed to provide a steady level of current income while focusing on preservation of principal.

* Balanced Fund. This fund is invested in a changing mix of high quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

* NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time.